August 19, 2024

Kim Kwan Kings Wong
Chief Executive Officer
Top Wealth Group Holding Limited
Units 714 & 715, 7F, Hong Kong Plaza
188 Connaught Road West
Hong Kong

        Re: Top Wealth Group Holding Limited
            Draft Registration Statement on Form F-1
            Submitted August 13, 2024
            CIK No. 0001978057
Dear Kim Kwan Kings Wong:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Mengyi    Jason    Ye, Esq.